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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                       Learning Tree International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  522015-10-6
                        ------------------------------
                                 (CUSIP Number)

                              September 21, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 522015-10-6

------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Theodore E. Guth

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) ...............................................................

          ......................

      (b) ...............................................................

          ......................

------------------------------------------------------------------------------
 3.   SEC Use Only

      ...................................................................

------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      United States of America

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number Of            1526,924.

      Shares       -----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                          0
     Owned by
                   -----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting             1,526,924

      Person       -----------------------------------------------------------
                     8.   Shared Dispositive Power
       With
                          0
------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,526,924

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount In Row (9)

      7.0%

------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer                                                   Learning Tree International, Inc.

          (b)  Address of Issuer's Principal Executive Offices                  6053 West Century Blvd.
                                                                                Los Angeles, CA 90405

Item 2.
          (a)  Name of Person Filing                                            Theodore E. Guth

          (b)  Address of Principal Business Office or, if none, Residence      Guth Christopher LLP
                                                                                10866 Wilshire Blvd.
                                                                                Suite 1250
                                                                                Los Angeles, CA 90024


          (c)  Citizenship                                                      United States of America

          (d)  Title of Class of Securities                                     Common Stock

          (e)  CUSIP Number                                                     522015 10 6


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  [_]                      Broker or dealer registered under
                                        section 15 of the Act (15 U.S.C. 78o).

          (b)  [_]                      Bank as defined in section 3(a)(6) of
                                        the Act (15 U.S.C. 78c).

          (c)  [_]                      Insurance company as defined in section
                                        3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  [_]                      Investment company registered under
                                        section 8 of the Investment Company Act
                                        of 1940 (15 U.S.C 80a-8).

          (e)  [_]                      An investment adviser in accordance with
                                        (S)240.13d-1(b)(1)(ii)(E);

          (f)  [_]                      An employee benefit plan or endowment
                                        fund in accordance with (S)240.13d-
                                        1(b)(1)(ii)(F);

          (g)  [_]                      A parent holding company or control
                                        person in accordance with (S) 240.13d-
                                        1(b)(1)(ii)(G);

          (h)  [_]                      A savings associations as defined in
                                        Section 3(b) of the Federal Deposit
                                        Insurance Act (12 U.S.C. 1813);

          (i)  [_]                      A church plan that is excluded from the
                                        definition of an investment company
                                        under section 3(c)(14) of the Investment
                                        Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [_]                      Group, in accordance with (S)240.13d-
                                        1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:   1,526,924

          (b)  Percent of class:            7.0%.

          (c)  Number of shares as to which the person has:

               (i)            Sole power to vote or to direct the vote 1,526,924

               (ii)           Shared power to vote or to direct the vote 0.

               (iii) Sole power to dispose or to direct the disposition of 1,526,924

               (iv) Shared power to dispose or to direct the disposition of 0

Mr. Guth is the trustee of six trusts which collectively own 1,519,424 shares of common stock, as to which he disclaims beneficial ownership. He is also the beneficial owner of 7,500 shares of common stock pursuant to a vested option.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification


                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ Theodore E. Guth
                             --------------------
                             Theodore E. Guth
                             Date: October 4, 2000


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)